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April 7, 2008

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4644
Attention: Division of Investment Management

Re: Hartford Life Insurance Company Separate Account Three ("Registrant")
    Registration Statement on Form N-4 ("Registration Statement")
    Post-Effective Amendment No. 13
    File No. 333-101927

Commissioners:

At the staff's request, the enclosed filing is made in accordance with Rule
485(a) in order to include optional rider fees. Additionally, these filings reflect responses to staff comments and other non-material changes which would have otherwise been included in a Rule 485(b) filing but for such request.

Pursuant to Rule 461 under the Securities Act of 1933, the Registrant hereby requests that the above referenced Registration Statement electronically filed via Edgar on Form N-4 be accelerated and declared effective on May 1, 2008.

Hartford Life Insurance Company

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
By:    John C. Walters
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       John C. Walters, Co-President
       and Co-Chief Executive Officer
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
By:    Lizabeth H. Zlatkus                  By:    /s/ Richard J. Wirth
       -----------------------------------         -----------------------------------
       Lizabeth H. Zlatkus, Co-President           Richard J. Wirth,
       and Co-Chief Executive Officer              Attorney-in-fact

Hartford Securities Distribution Company, Inc.

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
By:    /s/ John C. Walters
       -----------------------------------
       John C. Walters, President and
       Chief Executive Officer
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